Bank of America, N.A.

Form SBSE-A

Amendment - SBSE-A/A

March 2, 2026

The following changes were made in this Amendment:

<u>Changes to Schedule B, Section II Item 13B:</u>

THE BANK OF NEW YORK MELLON, LONDON BRANCH – Terminated as Custody, Clearance, or Settlement entity

NASDAQ, INC. – Terminated as Execute or Trade entity

<u>BANA Principal Changes:</u>

Denis Manelski was added as a Head of a Business Unit, Division or Function

James DeMare was removed as Head of a Business Unit, Division or Function